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SEC FILE NUMBER 001-16179

CUSIP NUMBER 382410108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Goodrich Petroleum Corporation Full Name of Registrant
N/A Former Name if Applicable
801 Louisiana Street, Suite 700 Address of Principal Executive Office (Street and Number)
Houston, Texas 77002 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of Goodrich Petroleum Corporation (the “Company”) for the year ended December 31, 2015 (the “2015 Form 10-K”), could not have been filed with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense because the Company needed additional time to complete its financial statements and related disclosures.

The Company will report a large loss on its consolidated financial statements mainly as a result of substantial impaired asset write downs. The Company’s auditors' opinion to be issued in connection with the consolidated financial statements is expected to include an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern. We are evaluating these matters in relationship to our on-going and previously disclosed recapitalization plan.

The significant additional time required to evaluate the effects of and disclose, in compliance with the requirements of Form 10-K, the concerns regarding this impairment and the expected going concern explanatory paragraph has resulted in the Company being unable to file its 2015 Form 10-K within the prescribed time period without unreasonable effort or expense.

The Company is working diligently to address the issues and anticipates that the 2015 Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Robert T. Barker (Name)	713 (Area Code)	780-9494 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes  ☒    No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Goodrich Petroleum Corporation (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2016	By:	/s/	Robert T. Barker
Robert T. Barker
Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).